CREDIT SUISSE SECURITIES (USA) LLC	MORGAN STANLEY & CO. LLC
Eleven Madison Avenue	1585 Broadway
New York, NY 10010-3629	New York, NY 10036

February 1, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:   H. Roger Schwall

Re:                             FTS International, Inc.

Registration Statement on Form S-1 (File No. 333-215998)

Ladies and Gentlemen:

As the representatives of the several underwriters of the proposed public offering of common stock of FTS International, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on February 1, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s  Preliminary Prospectus dated January 23, 2018, through the time of effectiveness:

Preliminary Prospectus dated January 23, 2018:

1,000 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Blake London
Name:	Blake London
Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Neil Guha
Name:	Neil Guha
Title:	Vice President

[Signature Page to UW Acceleration Request]